[Ingles Letterhead]

July 24, 2006

Michael Moran

Accounting Branch Chief

Milwood Hobbs

Staff Accountant

H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-7010

Dear Messrs. Moran, Hobbs and Owings:

We are in receipt of your letter dated June 21, 2006 regarding our Form 10-K for the fiscal year ended September 24, 2005 and our Form 10-Q for the fiscal quarter ended March 25, 2006. Our responses to your comments are provided below. We have repeated each of your comments in full and the response to each such comment is noted directly below the quoted comment. As noted in response to comment No. 1, we will make the changes discussed in future filings, commencing with our Form 10-Q for the fiscal quarter ending June 24, 2006.

Form 10-K for the Fiscal Year Ended September 24, 2005

General

1.

Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response: As requested, each response relating to additional disclosures or revisions to disclosures is accompanied by language showing what the revisions will look like in future filings, using information as of the end of our 2005 fiscal year. Such disclosures or revisions will be made in future filings, commencing with our quarterly report on Form 10-Q for the third quarter ended June 24, 2006.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 14

General

2.

You disclose on page 14 the components of your comparable store sales data calculation, including how you handle major remodels. To the extent that you renovate an existing store and expanded space is material, perhaps you should revise your disclosures to present an operating statistic that captures this

July 24, 2006

information such as sales per square foot so that an investor may better understand the reason for changes in your comparable store data.

Response: In future filings, we will add disclosure of the number of square feet added to comparable stores due to relocation or remodeling of existing stores. In future filings, disclosure similar to the following will be included in the first paragraph of Results of Operations:

“Weighted average retail square footage added to comparable stores due to replacement and remodeled stores totaled approximately 64,000 and 152,000 for the fiscal years ended September 24, 2005 and September 25, 2004, respectively.”

We will also add sales per square foot to the third table included under Business providing certain selected operational statistics, which will appear as follows in future filings. Historically, we have not calculated the data being added to this table, but will do so for future periods and the required comparable historical periods in connection with future filings.

“Selected statistics on the Company’s supermarket operations are presented below:

	Fiscal Year Ended September
	2005	2004	2003	2002	2001
Weighted Average Sales Per Store (000’s) (1)	$ 11,040	$ 10,302	$ 9,582	$ 9,266	$ 9,004
Total Square Feet at End of Year (000’s)	9,468	9,251	9,236	9,000	9,081
Average Total Square Feet per Store	48,058	47,198	46,648	45,454	44,736
Average Square Feet of Selling Space per Store (2)	33,641	33,039	32,654	31,817	31,315
Weighted Average Sales Per Square Foot of Selling Space (1)(2)	xxx	xxx	xxx	xxx	xxx
(1)

Weighted average sales per store include the effects of increases in square footage due to the opening of replacement stores and the expansion of stores through remodeling during the periods indicated.

(2)	Selling space is estimated to be 70% of total store square footage.”

3.

You disclose the business reasons for the significant changes in line items from the previous year. In this regard, please ensure that your disclosures clarify whether you expect the current known business trends in your businesses to continue in future periods as required by Item end to continue in future periods. Further, please also clarify in your disclosures your specific plans to expand to other store locations product offerings such as gasoline in future periods. Refer to Item 303(a) of Regulation S-K.

Response: In future filings we will include disclosure in MD&A immediately preceding our Forward Looking Statements disclosure under a heading Outlook and Trends in the Company’s Markets discussing known business trends as requested. Such disclosure will be similar to the following:

July 24, 2006

“Outlook and Trends in the Company’s Markets

While the Company is pleased with its 2005 results, the Company continually assesses and develops its business model to meet the changing needs and expectations of its customers. In connection with this review, the Company assesses the trends present in the markets in which it competes. Generally, it is difficult to predict whether a trend will continue for a period of time and it is possible that new trends will develop which will affect an existing trend. The Company believes that the following trends are likely to continue for at least the next fiscal year.

•

The supermarket industry will remain highly competitive and will be characterized by industry consolidation, continued competition from supercenters, and the development of smaller, more specialized stores;

•	The popularity of and trend toward natural and organic products, prepared foods and home meal replacements will continue;
•	High petroleum costs will continue to put pressure on utility and distribution costs and will influence the cost of supplies such as plastic bags and wraps; and
•

Bank charges will continue to increase as more customer transactions will be settled with debit and credit cards. Interchange fees charged to retailers, such as the Company, have been increasing and we do not know if this trend will continue and the impact it will have on our costs.

The Company plans to continue to focus on balancing sales growth and gross margin maintenance, (excluding the effect of gasoline sales) and will carefully monitor its product mix and customer trends using information obtained from the loyalty card program. In addition, the Company believes the following plans and business-specific trends will have an impact on its business during its next fiscal year:

•

The Company plans to incorporate pharmacies and fuel stations in new and existing stores and in store expansions and relocations whenever possible; The Company believes that fuel stations and pharmacies increase supermarket sales and are consistent with our “one-stop” shopping experience;

•	The Company will focus on decreasing operating expenses as a percentage of sales by leveraging sales growth and increasing the average size of its stores;
•	The Company expects professional fees to decrease following the conclusion of investigations and the initial implementation of the requirements of Section 404 of the Sarbanes-Oxley Act of 2002; and
•

Changes in market interest rates and equity markets could affect the timing and type of financings the Company seeks in the future, including the renewal of lines of credit in October and November of 2006.”

Please note that under the Liquidity and Capital Resources discussion in the Management’s Discussion and Analysis section of the fiscal 2005 Form 10-K we disclosed the number of fuel stations to be

July 24, 2006

added as part of capital expenditure plans for the upcoming fiscal year. We will continue to make such disclosure in future filings.

Fiscal Year Ended September 24, 2005 Compared to the Fiscal year Ended September 25, 2004, page 15

Net Sales

4.

We note that you opened four (4) new stores during fiscal 2005. Please disclose in dollars the sales of your new stores in fiscal 2005 and the incremental effect of having stores opened in fiscal 2004 being open all of fiscal 2005, so that readers can better understand the portion of the overall change in your retail stores sales from period to period that relates to the new stores that opened. Similarly, please also revise your discussion for other periods as well. Refer to Item 303(a) of Regulation S-K.

Response: In future filings we will disclose in a table such as the following the major components of sales changes, including comparable store sales, the effect of new stores opened during the current and prior fiscal years, and the effect of stores closed during the same periods.

Changes in grocery segment sales for the fiscal year ended September 24, 2005 are summarized as follows (in thousands):

Total grocery sales for the fiscal year ended September 25, 2004	$ 2,030,459
Comparable store sales increase (including gasoline)	122,141
Impact of stores opened in fiscal 2004 and 2005	26,685
Impact of stores closed in fiscal 2004 and 2005	(10,377)
Other	(4,074)
Total grocery sales for the fiscal year ended September 24, 2005	$ 2,164,834

5.

We note your increase in comparable store sales data along with the increasing number of stores that offer gasoline to its customers. The addition of gasoline sales at a store can have a significant impact on sales, particularly since the retail price of gasoline is very high and could fluctuate sharply during a typical reporting period where as gross profit in dollars may remain relatively constant due to the thin margin on gasoline sales. These types of fluctuations could perhaps change the comparison of sales between reporting periods and may cause investors to arrive at different or incomplete conclusions regarding the overall performance of your core supermarket business operations. Please tell us if consideration has been given to excluding gasoline sales from your comparable store sales data prior to calculating the increase or decrease in comparable stores sales each reporting period. Explain to us how your comparable store sales calculation handles an existing mature store that adds gasoline during the current fiscal year. Specially, please tell us if you exclude gasoline sales for that store from your calculation until gas has been sold for an entire year, or are gasoline sales during the first year of operation included in the calculation for that store during the current fiscal year? If you continue to include gasoline sales in comparable club sales information, please revise your disclosures in future filings to clearly quantify the impact that gasoline sales had on the resulting comparisons for all periods presented. For example, your disclosure of comparable store sales could present sales excluding gasoline sales as well as sales including gasoline sales so that an investor can better understand the impact of gasoline sales on your comparable store data. Refer to Item 303(a) of Regulation S-K.

July 24, 2006

Response: Our comparable store sales data does include gasoline sales, including sales where gasoline services are added to an existing store during the measurement period. As we view gasoline to simply be another product offering added to our stores from time to time, not dissimilar from adding pharmacy, video or any other nonfood product, we believe it is appropriate to include gasoline sales in comparable store sales from the date such sales commence. However, to assist the reader in assessing the impact of this particular product offering for the reasons cited in this comment, in future filings we will specifically state that gasoline sales from the addition of fuel stations to existing stores are included in comparable store data and will provide comparable store sales data both with and excluding gasoline sales. Disclosure similar to the following will be included in our comparable store sales disclosure:

In the first paragraph under Results of Operations we will state the following:

“Gasoline sales from the addition of fuel stations to existing stores during the measurement period are included in comparable store sales.”

In disclosing the comparable store sales number in future filings we will state something similar to the following:

“Comparable store sales increased $122.1 million or 6.1% for the same period. Excluding gasoline sales, comparable store sales increased $76.3 million or 3.9% for the fiscal year ended September 24, 2005.”

Liquidity and Capital Resources

Contractual obligations and Commercial Commitments, page 21

6.

Please revise your table to include a separate line item for all of the scheduled interest on your outstanding long-term debt of $569.4 million that you expect to have for all periods presented. Refer to Item 303(a)(5)(ii)(A) of Regulation S-K.

Response: A line item will be add in future filings to the Contractual Obligations and Commercial Commitments table for scheduled interest on outstanding long-term debt. See the sample revised table provided in response to comment 7.

7.

Please revise to include or explain why your tabular disclosure of contractual obligations exclude commitments for purchase obligations with vendors and suppliers as required by Item 303(a)(5) of Regulation S-K. Please note that purchase obligations and other long-term liabilities reflected on your consolidated balance sheet under GAAP are among the items required to be included in the tabular disclosure of the cash obligations and commitments.

Response: We will add a line to our table of Contractual Obligations and Commercial Commitments for upfront vendor allowances that agrees to the amount in footnote 5. We have no other significant purchase obligations. For example, our gasoline purchases are made on the spot market and not under any purchase contract. The table will appear as follows in future filings.

July 24, 2006

Payment Due by Period

Contractual Obligations (amounts in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	$ 569,428	$ 16,413	$ 83,453	$ 21,050	$ 448,512
Scheduled interest on long-term debt	86,568	18,552	29,681	19,233	19,102
Upfront vendor allowances	3,811	1,883	1,928	__	__
Operating leases	193,543	19,527	33,182	25,220	115,614
Construction commitments	16,613	16,613	__	__	__
Total	$ 869,963	$ 72,988	$ 148,244	$ 65,503	$ 583,228

Item 8. Financial Statements and Supplementary Data, page 24

8.

Please provide us with the current status of your remediation testing and the anticipated timetable that management expects to be in a position to conclude that the changes made in your internal controls over financial reporting are effective and that the material weaknesses previously identified have been corrected and no longer exist. Please also clarify for us the reasons why you were not able to correct the material weaknesses in earlier reporting periods. Please also explain to us how management was able to conclude, as stated in paragraph 2 of your Section 906 certification, that your financial statements present fairly the financial condition and results of operations of the Company as of September 25, 2005.

Response: As of the date of this response, we are actively testing internal controls and remediating control deficiencies. Based on our current status, we expect to be able to report for the fiscal year ended September 30, 2006 that we have no material weaknesses and that our internal controls over financial reporting are effective.

In August 2004, we received an inquiry from the staff of the Enforcement Division of the SEC. This inquiry led to an internal investigation, and upon conclusion of that investigation certain previously unknown material weaknesses in our systems were identified and the Company’s financial statements for the fiscal years ended September 2002 and 2003 were restated. The investigation and restatement resulted in the late filing of the Company’s Form 10-K for the fiscal year ended September 25, 2004 in February, 2005 and the filing of the Company’s Form 10-Q for the quarter ended December 26, 2004 in March, 2005. The Company’s then Chief Financial Officer resigned in March, 2005 and the current Chief Financial Officer joined the Company in April, 2005. These events resulted in the Company having less than one half of the fiscal year ended September 24, 2005 to address the material weaknesses identified, including hiring new staff, while also completing preparations for the Company’s first attestation report under the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. As a result of these and other factors, all of which have been disclosed in prior public filings with the SEC, it was simply not possible to quickly remediate the material weaknesses disclosed under Item 9A of our fiscal 2005 Form 10-K.

July 24, 2006

As disclosed under Item 9A on page 26 of our fiscal 2005 Form 10-K, management performed additional analyses and other procedures to ensure that the Company’s consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles and fairly presented the financial condition and results of operations. While management did not rely on the external audit as part of its conclusion on the financial statements, please note that the Company’s Independent Registered Public Accounting firm also opined that the Company’s consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles and fairly presented the financial condition and results of operations.

Audited Consolidated Financial Statements

Note to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

General

9.

You disclose in the second paragraph your introduction in fiscal 2004 of the Ingles Advantage Savings and Rewards Card. Please explain to us how this program operates, the benefits you offer customers under the program, and your policy for accounting for the cost of the benefits that you offer customers under the program. Please disclose your accounting policy for the discounts customers earn under this customer loyalty program.

Response: The Ingles Advantage Savings and Rewards Card (the “Card”) is provided at no cost to customers who enroll in the program. Holders of the Card are offered weekly special prices on selected items and are occasionally given discount coupons that are not available without the Card. At the point of sale, Card information is captured and the customer is given the lower price. The Card gives us access to customer shopping patterns and allows us to design customized promotional offerings based on geography, past purchasing levels and other demographic information. The Card also assists us in overall product mix decisions and in negotiations with vendors.

The discounts received by customers using the Card are treated as a reduction of sales as the products are sold. No other material costs related to the Card are incurred given the structure of the program. The following sentence will be added to the Revenue Recognition discussion in footnote 1 in future filings to clarify this treatment:

“Discounts provided to customers by the Company at the point of sale, including discounts provided in connection with loyalty cards, are recognized as a reduction in sales as the products are sold.”

10.	Please disclose your accounting policy for allowance for doubtful accounts.

Response: In future filings, we will add the following disclosure to our Summary of Significant Accounting Policies footnote:

July 24, 2006

“Allowance for Doubtful Accounts - Accounts receivable are stated net of an allowance for uncollectible accounts, which is determined through analysis of the aging of accounts receivable at the date of the consolidated financial statements and assessments of the collectibility based upon historical collection activity adjusted for current conditions.”

11.

We note your disclosure under shipping and handling costs the types of expenses that you include in the cost of goods sold line item. Please also disclose the types of costs and expenses that you include in the operating and administrative expenses line item.

Response: In future filings we will revise the referenced disclosures to separately describe the major components of costs of goods sold and of operating and administrative expenses as follows:

“Cost of Goods Sold – In addition to the direct product cost, cost of goods sold for the grocery segment includes inbound freight charges. The milk processing segment is a manufacturing process. Therefore, costs of goods sold include direct product and production costs, inbound freight, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and other costs of distribution.

Operating and Administrative Expenses – Grocery segment shipping, handling and other costs of the Company’s distribution network are charged to expense as incurred and are included in operating and administrative expenses in the Consolidated Statements of Income. The Company incurred approximately $32.6 million, $31.4 million and $29.8 million of grocery segment distribution, shipping and handling costs during 2005, 2004 and 2003, respectively. Operating and administrative expenses also include costs incurred for labor, occupancy, depreciation, insurance and general administration.”

Property and Equipment, page 33

12.

Your disclosure of a 5 to 30 year range for estimated useful lives for all classes of assets is too broad. Please revise to disclose the estimated useful life for each category or class of asset which would be more meaningful to investors. Please disclose separately the estimated useful life you use for leasehold improvements.

Response: In future filings we will revise the Property, Equipment and Depreciation discussion in footnote 1 as follows to include the range of useful lives for each asset class on the consolidated balance sheet.

Property, Equipment and Depreciation – Property and equipment are stated at cost and depreciated over the estimated useful lives by the straight-line method. Buildings are generally depreciated over 30 years. Store, office and warehouse equipment is generally depreciated over three to 10 years. Transportation equipment is generally depreciated over three to five years. Leasehold improvements are depreciated over the shorter of the subject lease term or the useful life of the asset, generally from three to 30 years. Depreciation expense totaled $55.6 million, $57.8 million and $50.5 million for fiscal years 2005, 2004 and 2003, respectively.

July 24, 2006

Asset Impairments, page 39

13.	Please disclose when you perform your annual review for asset impairments.

Response: The Company monitors the carrying value of long-lived assets for potential impairment each quarter based on whether any indicators of impairment have occurred. In future filings in the paragraph entitled “Asset Impairments” of footnote 1 to our financial statements we will include the following statement to clarify this timing. Similar information will be included in our discussion of asset impairments in our Critical Accounting Policies disclosure of Management’s Discussion and Analysis.

“The Company monitors the carrying value of long-lived assets for potential impairment each quarter based on whether any indicators of impairment have occurred.”

Self-Insurance, page 39

14.	Please disclose a summary of the changes in your self-insurance liability as of September 24, 2005.

Response: Based on materiality, we respectfully submit that no disclosure of the change in the self-insurance liability is required. The September 24, 2005 balance of this liability is only 4.4% of current liabilities and 1.1% of total liabilities..

Closed Store Accrual, page 40

15.

Your tabular disclosure of store activity, on page 6 indicates that each year you close several stores. During fiscal 2005, you state that three (3) older stores were closed. Please revise your accounting policy to disclose how you account for the store exit lease costs under the remaining lease liability when a store is closed that has a long-term lease arrangement. Please tell us if you have a reserve for store exit lease costs. If so, please tell us and disclose a reconciliation of your reserve by presenting the beginning and ending balances, along with an explanation of the major changes during the year. Please also disclose the balance sheet line item the reserve is included at the each balance sheet date.

Response: Store exit lease costs, in the aggregate, have not historically been significant in amount. In future filings we will add disclosure to our Closed Store Accrual discussion in footnote 1 stating that the closed store accrual is included in accrued expenses on the consolidated balance sheet. The closed store accrual has not been significant in amount historically.

Revenue Recognition, page 41

16.	Please tell us and revise your disclosure to clarify your basis for recognizing revenue from your dairy processing operations at the time of shipment to the customer.

Response: We recognize revenue from our dairy processing operations at the time the risk of loss shifts to the customer pursuant to our terms of sale. For approximately 65% of dairy operations revenues the risk of loss shifts and revenues are recognized when the product is picked up by the customer at our facility. For approximately 35% of dairy operations the risk of loss shifts and revenues are recognized when the product is received at the customer’s facility upon delivery via transportation arranged by the Company.

July 24, 2006

In future filings, we will revise the Revenue Recognition discussion in footnote 1 to clarify that this is the basis for recognition, as follows:

“The Company recognizes fluid dairy revenues at the time the risk of loss shifts to the customer pursuant to our terms of sale. Therefore, approximately 65% of fluid dairy revenues are recognized when the product is picked up by the customer at our facility. The remaining fluid dairy revenues are recognized when the product is received at the customer’s facility upon delivery via transportation arranged by the Company.”

Revenue Recognition, page 41

Note 3 – Property Held for Lease and Rental Income, page 44

17.

We note your footnote disclosure in Note 3 regarding the net rental income of $6.162 million for the year ended September 24, 2005 relating to amounts that you receive from leasing space in your stores to outside operators who run other businesses. Please revise your disclosure of your revenue recognition accounting policy to include your accounting policy for the rental income that you receive from leasing space in your stores to outside operators to run other businesses, such as banks, laundry services, and take-out restaurants. Please also include how you account for contingent rentals that you disclose in Note 3. Also, disclose how you account for any upfront consideration required given under these arrangements by either party to the other one. Also, confirm to us that the revenues earned by these outside operators are not included in your reported net sales. Refer to SPAS 13 and FTB 88-1 for lessors.

Response: Please note that substantially all our net rental income is derived from leasing separate space in shopping centers owned by the Company, not from leasing space inside our stores. Revenues earned by these outside operators are not included in our reported net sales. In future filings, the following additional explanation will be included in our Revenue Recognition policy disclosure in footnote 1 to address rental income, contingent rentals and upfront consideration.

“Rental income, including contingent rentals, is recognized on the accrual basis. Upfront consideration paid by either the Company as lessor or by the lessee is recognized as an adjustment to net rental income using the straight line method over the term of the lease.”

Advertising, page 40

Vendor Allowances, page 41

18.

We note that you receive vendor allowances as well as vendor credits in connection with your cooperative advertising and marketing programs. In this regard, please tell us and revise your disclosure to include the amount of vendor allowances received from vendors for all periods presented. Please also disclose the amount of cooperative advertising reimbursements netted against gross advertising expense. In addition, we believe that you should also include in your revised disclosures the following additional information:

•	the number of vendors and the length of time of the agreements;
•	the terms and conditions of the agreements;
•	a statement that management would continue to incur the same level of advertising expenditures even if vendors discontinued their support;

July 24, 2006

•	in MD&A the impact that vendor allowances received have on your results of operations in terms of generating additional revenues; and
•	the dollar amount of the excess that you recorded in cost of merchandise sales.

Refer to EITF 02-16 and paragraph .49 of SOP 93-7 relating to gross advertising costs. Please show us in your supplemental response what your revised disclosures will look like.

Response: Vendor allowances and credits received in connection with cooperative advertising and marketing programs are recorded as a reduction of advertising expense when they represent a reimbursement of specific, identifiable incremental costs. Advertising allowances and credits that do not represent a reimbursement of specific, identifiable incremental advertising costs are substantially similar to any of the other vendor allowances we receive, such as promotional discounts or volume purchase rebates, and are recognized as a reduction to merchandise costs.

In future filings, we will add the following disclosure to our Vendor Allowances policy in footnote 1:

“Vendor advertising allowances which represent a reimbursement of specific identifiable incremental costs of advertising the vendor’s specific products are recorded as a reduction to the related expense in the period that the related expense is incurred. Vendor advertising allowances recorded as a reduction of advertising expense totaled $11.9 million, $12.9 million, and $8.7 million for the fiscal years ended September 24, 2005, September 25, 2004 and September 27, 2003, respectively.”

A similar disclosure will be made in the Vendor Allowances disclosure in the Critical Accounting Policies section of Management’s Discussion and Analysis.

The overwhelming majority of our vendor allowances and credits received in connection with cooperative advertising and marketing programs are of short duration, generally less than one month, and are negotiated on a transaction-by-transaction basis. These allowances generally are related to a single product or group of products and do not represent significant dollar amounts in any single case. We do not believe that disclosure of the particular terms of any single arrangement would be material to investors. However, as noted in response to Comment 19 we will further clarify the general nature of these arrangements in our summary of the types of allowances received.

We are not able to make the requested statement that management would incur the same level of advertising expenditures if vendors discontinued their advertising support. Vendor advertising support has been a long-standing industry practice and our product advertising strategy is designed taking into account this funding. Because of this historical practice, we have never considered alternative advertising strategies, but if this support was eliminated we would likely consider other methods of advertising as well as the volume and frequency of our product advertising, which could increase or decrease our expenditures.

Similarly, we are not able to assess the impact of vendor advertising allowances on creating additional revenues, as such allowances do not directly generate revenue for our stores.

As noted above, allowances and credits received in connection with cooperative advertising and marketing programs that do not represent a reimbursement of specific, identifiable

July 24, 2006

incremental advertising costs are recognized as a reduction to merchandise costs and are addressed in the response to Comment 19 immediately following.

19.	Please revise your disclosure and clarify to us the timing of your recording and recognition of each specific type of vendor allowance and credit you receive.

Response: As we currently state in our Form 10-K, vendor allowances are generally comprised of slotting fees, scan downs (allowances based on items already sold to customers at the point of sale), promotional discounts and volume purchase rebates. For all these items, the amount of the allowance is recorded as a component of item cost in inventory or is applied as a reduction of merchandise costs using a rational and systematic methodology, resulting in the recognition of these incentives when the inventory related to vendor consideration received is sold. The systematic and rational methodology currently used by the Company has not changed from the methodology described in the Company’s November 6, 2003 letter to responding to the staff’s comments on disclosures in reports filed by the Company for fiscal years 2002 and 2003, a copy of the relevant portion of which is marked in brackets and attached. We do not believe that adding this level of detail to the Company’s disclosures, which were designed in response to the staff’s comments at that time, will be useful to readers. The time periods for recognition do not vary materially among category.

However, to better assist the reader in understanding the impact of vendor allowances to our performance in each period, we will revise our disclosure in future filings to add the amount of vendor allowances applied as a reduction of merchandise costs. Our revised disclosure of our Vendor Allowances policy in footnote 1 (including advertising allowances addressed in the response to Comment 18 above) will read as follows:

“Vendor Allowances - The Company receives funds for a variety of merchandising activities from the many vendors whose products the Company buys for resale in its stores. These incentives and allowances are primarily comprised of volume or purchase based incentives, advertising allowances, slotting fees, and promotional discounts. The purpose of these incentives and allowances is generally to help defray the costs incurred by the Company for stocking, advertising, promoting and selling the vendor’s products. These allowances generally relate to short term arrangements with vendors, often relating to a period of a month or less, and are negotiated on a purchase-by-purchase or transaction-by transaction basis. Whenever possible, vendor discounts and allowances that relate to buying and merchandising activities are recorded as a component of item cost in inventory and recognized in merchandise costs when the item is sold. Due to system constraints and the nature of certain allowances, it is sometimes not practicable to apply allowances to the item cost of inventory. In those instances, the allowances are applied as a reduction of merchandise costs using a rational and systematic methodology, which results in the recognition of these incentives when the inventory related to the vendor consideration received is sold. Vendor allowances applied as a reduction of merchandise costs totaled $85.6 million, $71.1 million, and $73.5 million for the fiscal years ended September 24, 2005, September 25, 2004 and September 27, 2003, respectively. Vendor advertising allowances that represent a reimbursement of specific identifiable incremental costs of advertising the vendor’s specific products are recorded as a reduction to the related expense in the period that the related expense is incurred. Vendor advertising allowances recorded as a reduction of

July 24, 2006

advertising expense totaled $11.9 million, $12.9 million, and $8.7 million for the fiscal years ended September 24, 2005, September 25, 2004 and September 27, 2003, respectively.”

A similar disclosure will be made in the Vendor Allowances disclosure in the Critical Accounting Policies section of Management’s Discussion and Analysis.

Note 4. Leases and Rental Expenses, page 45

20.

Please disclose in future filings how you account for leases with (a) step rent provisions and escalation clauses and (b) capital improvements funding and other lease concessions. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, your note disclosures should indicate so. If our assumption is incorrect, please tell us how your accounting treatment complies with SFAS 13 and FTB 88-1. Please also see paragraph 5.n. of SFAS 13, as amended by SFAS 29, which discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should be included in your minimum lease payments.

Response: Step rent provisions, escalation clauses, capital improvements funding and other lease concessions are taken into account in computing minimum lease payments, which are recognized on a straight-line basis over the minimum lease term. We will revise footnote 4 to our financial statements in future filings as set forth below to clarify this treatment. We do not have any lease payments that depend upon an existing index or rate.

The Company conducts part of its retail operations from leased facilities. The initial terms of the leases are generally 20 years. The majority of the leases include one or more renewal options and provide that the Company pay property taxes, utilities, repairs and certain other costs incidental to occupation of the premises. Several leases contain clauses calling for percentage rentals based upon gross sales of the supermarket occupying the leased space. The Company also leases a portion of its equipment under operating leases, including leases derived from sale/leaseback transactions, with initial terms of three to five years. Step rent provisions, escalation clauses, capital improvements and other lease concessions are taken into account in computing minimum lease payments, which are recognized on a straight-line basis over the minimum lease term.

Note 6. Long-Term Debt and Short-Term Loans, page 46 to 47

21.

You disclose on page 47 that you are required to maintain various covenants in connection with your credit facilities, notes and debt agreements. Please tell us and revise your disclosures to indicate if you are in compliance with these covenants as of September 24, 2005, and the repercussions of not meeting them. Please also disclose the existence of any cross-default provisions. If there are none, please state that in your disclosures. Refer to Rule 4-08(c) of Regulation S-X.

Response: In the Liquidity and Capital Resources discussion under Management’s Discussion and Analysis in our fiscal 2005 Form 10-K, we disclosed that we were in compliance with the financial covenants of our credit lines and notes indenture. We understand that generally accepted

July 24, 2006

accounting principles and Rule 4-08(c) of Regulation S-X  require a registrant to disclose instances of default, of which we have none, in the footnotes to the financial statements.  We are not aware of any requirement for disclosure of compliance in the audited financial statements or footnotes. We will continue to include disclosure regarding compliance in the Liquidity and Capital Resources discussion under Management’s Discussion and Analysis.  We will also include the following language in footnote 6 and in our Liquidity discussion regarding the existence of cross default provisions and repercussions of not meeting such covenants.

“The Company’s long term debt agreements generally have cross-default provisions which could result in the acceleration of payments due under the  Company’s lines of credit and Notes indenture in the event of default under any one instrument.”

22.

You disclose that your debt covenants restrict funds available for dividends to approximately $70 million. Please also tell us the specific restrictions on any transfer of assets of your subsidiaries to you in to form of loans, advances or cash dividends without the consent of a third party. If so, please provide us with the detailed computations you performed demonstrating that the restricted assets do not exceed the 25% threshold. If the restricted assets exceed the 25% threshold, revise your financial statements to include the disclosures required by Rule 4-08(e)(3) of Regulation S-X and Schedule 1, which are discussed under Rules 5-04 and 12-04 of Regulation S-X.

Response: There are no significant restrictions on our ability to obtain funds from our subsidiaries, and, further, any such restrictions that may exist in individual instruments to which a subsidiary is subject relate to assets that are significantly below the 25% threshold set forth in Rule 4-08(e)(3). Therefore, additional disclosure is not required and thus, will not be added.

Note 11. Lines of Business, page 51

23.

We note your disclosure that you believe you operate in three lines of businesses, retail grocery sales, shopping center rentals and dairy processing operations. It appears that you may have another line of business that you include in retail grocery sales. You disclose that you sell gasoline at 26 of your stores, or 13% of the stores operating. Please tell us the significance of these operations in relation to your total business. It appears that increased sales from gasoline have lowered your gross profit margin as you disclose on page 15 under Gross Profit. Provide us with the net sales and gross profit financial information for the gasoline sales for all periods presented. Tell us if these operations meet the requirements of a separate operating and reportable segment in accordance with paragraphs 10-19 of SFAS 131, or tell us why you do not believe these operations meet the requirements for a separate operating and reportable segments (sic). Please also tell us if you provide and/or discuss with your Chief Operating Decision Maker separate financial information on gasoline sales each month.

Response: Gasoline sales as a percentage of total grocery segment sales has been 4.7%, 2.4%, and 1.7% for the fiscal years 2005, 2004 and 2003, respectively. Gasoline gross profit is less that 1% of total grocery gross profit for the same periods. Gasoline assets are a negligible portion of total grocery assets. Accordingly, the quantitative thresholds of paragraph 18 of SFAS 131 have not been met. Furthermore, the Company has no locations where gasoline is sold that does not also include a full

July 24, 2006

service grocery store. Conversely, gasoline is simply an additional product we have added and will continue to add to our grocery stores where appropriate. The level of management information provided to our Chief Operating Decision maker for gasoline operations is identical to other grocery departments such as meat, produce, deli and bakery. Accordingly, we do not believe separate segment disclosure is required under SFAS 131.

Schedule II – Supplemental Schedule of Valuation and Qualifying Accounts, page 54

24.	Please revise to include all reserves recorded, including your estimated liability for self-insurance for all periods presented. See Rules 5-04(c) and 12-09 of Regulation S-X.

Response: We believe that our accrued liability for self-insurance is not a valuation account, qualifying account or reserve as defined in Rules 5-04(c) and 12-09 of Regulation S-X. Our estimated liability for self-insurance is an accrued liability as opposed to a deduction from another asset or liability account. As noted under Comment 14 above, our accrued liability for self-insurance is not material. To provide additional disclosure clarity, we will correct the mislabeling of our self-insurance liability that currently exists in the Critical Accounting Policies disclosure in Management’s Discussion and Analysis, in Footnote 1 – Summary of Significant Accounting Policies, and Footnonte 5 – Supplementary Balance Sheet Information.

Form 10Q for the Fiscal Quarter Ended March 25, 2006

25.	Where applicable, please address the above comments in your interim financial information.

Response: Where appropriate, we will include the additional and revised disclosure described above in our Form 10-Q beginning with our Form 10-Q for the quarter ended June 24, 2006.

_______________________

The Company acknowledges that:

(1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

(2) the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and

(3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

July 24, 2006

If you have any questions or comments regarding the foregoing responses, please contact the undersigned at 828-669-2941, Ext. 223.

Very truly yours,

Ingles Markets, Incorporated

  /s/ Ronald B. Freeman

Ronald B. Freeman

Chief Financial Officer

Attachment

Attachment


Securities and Exchange Commission

November 6, 2003

Excerpt from

November 6, 2003

Response Letter

small (approximately $8,000 per item) and negotiated throughout the year, it is not practicable to track these fees on an item-by-item basis. Therefore, the Company has decided to include these fees in the ratio of vendor allowances received to purchases made. This ratio will then be applied to the total inventory on hand, and the inventory costs reduced by this amount. This method results in a systematic and rational methodology for recognizing the reduction of inventory value and the corresponding effect on cost of goods sold.

We have provided the calculation of our inventory reserve (Appendix A) using this methodology. In addition, we have prepared Appendix B to illustrate the period over which this methodology recognizes the various vendor allowances as a reduction of cost of goods sold. Appendix B is not provided to show the calculation of the reserve (please refer to Appendix A). Using the estimated results for 2003 in our illustration in Appendix B, we break out the $42 million of vendor money received used in our calculation into the various types.

[Total vendor consideration used in our calculation includes slotting fees of approximately $11.0 million, backhaul allowances of $3.6 million, scan downs of $5.3 million, and volume purchase rebates of $22.3 million. Since backhaul allowances are for reimbursed freight costs for picking up our own products (inventory on-hand), we recognize this over one inventory turn (which is approximately 1.5 months). Scan downs are rebates we receive on products that have been sold by our retail stores. Since we may make concurrent purchases of these products, we have recognized these allowances as a reduction of the inventory cost of the inventory on-hand, which results in a recognition period of approximately 1.5 months. We believe this an extremely conservative approach based on our knowledge of industry practices. Volume purchase rebates relate to the inventory on hand and, therefore, any consideration received is recognized over one inventory turn (approximately 1.5 months). Slotting fees based on our methodology would be recognized ratably over a period of four to five months.]

The Company determined this to be the appropriate time period to recognize slotting fees as the performance of new products vary and no history of product lives exists, however the inventory related to the initial purchase will turn in approximately three to four months based on our experience. In addition, the Company has no future obligations with regards to purchases of the product outside of the initial purchase, and the performance of new items in their first three to six months typically determines if the Company continues to offer that product.

A typical slotting fee arrangement is initiated when a vendor’s sales representative approaches the Company with a new product or several new products. The Company’s Buying Committee evaluates these products and determines which items we will add to our product offering. The vendor will offer a slotting fee to partially compensate the Company for the costs incurred by adding this product to our distribution channel. The amount of the slotting fee varies (typically ranging from $4,000 to $15,000) depending on the buyers’ evaluation of the risks and costs associated with